Exhibit 99.1

ZTO Takes 15% Stake in Cainiao’s Last-Mile Delivery Business

SHANGHAI, June 5, 2018 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced that it made a strategic investment of approximately US$168 million for an approximately 15% stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations, in order to jointly ramp up last-mile service capabilities and provide diversified solutions that enhance efficiency and meet the growing demand from New Retail.

ZTO’s strategic investment in Cainiao Post was done in conjunction with four other leading express delivery companies in China, including YTO Express (SHA: 600233), STO Express (SHE: 002468), Yunda Express (SHE: 002120), and Best Inc. (NYSE: BSTI), in the aggregate amount of approximately US$495 million

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, said, “ZTO has made significant progress over the past few years in developing its last-mile delivery products and services. We have always had a deep relationship with Cainiao, which is empowering express delivery companies and growing alongside such companies. This investment by ZTO in conjunction with other major express delivery companies in Cainiao Post will allow us to offer better services to customers by enhancing resource allocation and strengthening cooperation across our collective last-mile delivery networks.”

Last-mile delivery services are becoming increasingly competitive as customers’ demand for personalized pickup and delivery services grows alongside the number of daily parcel volume. Cainiao Post offers customers a wide variety of services to choose from, including expanded options for scheduled deliveries, smart lockers, and delivery outlet pickups.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit: http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. ZTO may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZTO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO

Ms. Sophie Li

Investor Relations Department
E-mail: ir@zto.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com